Income Statement (Profit and Loss)

Savory Celebration LLC
For the 2 months ended February 28, 2022
Accrual Basis

	JAN-FEB 2022
Income	
Sales	50,874.62
Shipping	(200.30)
Square Sales	17,064.00
Total Income	**67,738.32**
Cost of Goods Sold	
Cost of Goods Sold	6,903.04
Event Costs	1,541.14
Subcontractors	150.00
Total Cost of Goods Sold	**8,594.18**
Gross Profit	**59,144.14**
Operating Expenses	
Automobile Expense	1,043.28
Bad Debt	1,100.00
Bank Service Charges	1,249.00
Credit Card Processing Fees	(1,170.52)
Dues & Subscriptions	363.80
Insurance	171.20
Interest Expense	2,358.70
Marketing	3,035.00
Meals & Entertainment	120.28
Networking/social media	305.82
Office Expense	2,405.84
Other Expense	100.75
Payroll - Taxes	127.68
Payroll - Wages	2,750.56
Payroll Processing Fees	58.63
Phone and email	192.09
Square Fees	126.94
website	(56.94)
Total Operating Expenses	**14,282.11**
Operating Income	**44,862.03**
Net Income	**44,862.03**

Balance Sheet

Savory Celebration LLC
As of February 28, 2022
Accrual Basis

	FEB 28, 2022
Assets	
Current Assets	
Cash and Cash Equivalents	
Frost Business Checking	14,439.18
Square Balance	1,391.76
Total Cash and Cash Equivalents	**15,830.94**
Square Balance Adjustments	63.60
Square Other Payments Clearing	11,041.50
Total Current Assets	**26,936.04**
Fixed Assets	
Computer & Office Equipment	21,131.73
Vehicles	23,327.48
Total Fixed Assets	**44,459.21**
Total Assets	**71,395.25**
Liabilities and Equity	
Liabilities	
Current Liabilities	
Accounts Payable	13,137.00
CREDIT CARD	17,806.77
Other Payroll Liability	(74.88)
Payroll Wages Payable	1,190.56
Sales Tax	(18,162.59)
Savory Celebration	47,019.22
Savory Celebration Costco	2,310.11
Slate CREDIT CARD	9,085.89
Spark Mastercard Business Worl	10,746.99
Square Card	2,653.22
Square Sales Tax	1,407.78
State Payroll Liability	(13.75)
Total Current Liabilities	**87,106.32**
Total Liabilities	**87,106.32**
Equity	
Current Year Earnings	44,862.03
Owner's Capital	1,200.00

	FEB 28, 2022
Owner's Capital: Owner's Draw	(28,004.82)
Owner's Capital: Owner's Investment	6,780.00
Retained Earnings	(40,548.28)
Total Equity	**(15,711.07)**
Total Liabilities and Equity	**71,395.25**

Statement of Cash Flows

Savory Celebration LLC
For the 2 months ended February 28, 2022

	JAN-FEB 2022
Operating Activities	
Receipts from customers	60,874.32
Payments to suppliers and employees	(22,876.29)
Cash receipts from other operating activities	(3,372.91)
Net Cash Flows from Operating Activities	**34,625.12**
Investing Activities	
Payment for property, plant and equipment	(509.41)
Other cash items from investing activities	(11,105.10)
Net Cash Flows from Investing Activities	**(11,614.51)**
Financing Activities	
Other cash items from financing activities	(8,735.18)
Net Cash Flows from Financing Activities	**(8,735.18)**
Net Cash Flows	**14,275.43**
Cash and Cash Equivalents	
Cash and cash equivalents at beginning of period	(48,116.93)
Net cash flows	14,275.43
Cash and cash equivalents at end of period	(33,841.50)
Net change in cash for period	**14,275.43**